RELIANCE
Anil Dhirubhai Ambani Group

07021453

RECEIVED

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

26th February, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	A letter dated 26th February, 2007 making disclosures with respect to transfer of shares in terms of the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

26th February, 2007

The General Manager
The Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

Dear Sir,

Sub : **Disclosures on transfer of Equity Shares pursuant to Scheme of Arrangement**

We enclose herewith the following disclosures as received from M/s AAA Power Systems (Global) Private Limited, Anadha Enterprise Private Limited and Bhavan Merchantile Private Limited with respect to transfer of shares in terms of the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl : a/a

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

26th February, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub : Disclosures on transfer of Equity Shares pursuant to Scheme of Arrangement

We enclose herewith the following disclosures as received from M/s AAA Power Systems (Global) Private Limited, Anadha Enterprise Private Limited and Bhavan Merchantile Private Limited with respect to transfer of shares in terms of the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl : a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3)

Name of the Target company	Reliance Natural Resources Limited	
Date of reporting	26.02.2007	
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Limited (ii) The National Stock Exchange of India Ltd.	
Details of the acquisition/sale received in terms of ~~Reg. 7(1) and~~ 7(1A)		
Names of the acquirers/sellers and PACs with them	**AAA Power Systems (Global) Private Ltd** ,Shri Anil D. Ambani, Smt Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Smt. Kokila D. Ambani, Anadha Enterprise Private Limited, Bhavan Mercantile Private Limited, Reliance Innoventures Limited (post-merger of AAA Global Business Enterprises Private Ltd. into Reliance Innoventures Ltd.), Hansdhawni Trading Company Private Ltd, Sonata Investments Limited, Reliance Capital Limited.	
Date of Acquisition/sale	22.02.2007	
Date of intimation by acquirer/seller	24.02.2007	
Mode of acquisition (e.g., open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	Transfer of shares from Anadha Enterprise Pvt. Ltd. and Bhavan Mercantile Pvt. Ltd. to AAA Power Systems (Global) Pvt. Ltd. pursuant to the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay vide Order dated 4th August, 2006.	
Mode of sale (e.g., open market / MOU / off market etc.)	As above	
Particulars of acquisition / sale	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / seller before acquisition/sale	60,56,08,542	45.09%
(b) Shares/ voting rights acquired/sold	-	
(c) Shares/VR of the acquirer/seller after acquisition/sale	60,56,08,542	45.09%
Paid-up capital/total voting capital of the target company before the said acquisition	134,31,30,422 Equity Shares of Rs. 5 each	
Paid-up capital/total voting capital of the target company after the said acquisition	134,31,30,422 Equity Shares of Rs. 5 each	

Note :

The aggregate shareholding of the acquirers and PACs, before and after the above transfer remain unchanged. This disclosure is by way of abundant caution.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Place : Mumbai

Date : 26.02.2007

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(6) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to ~~acquisition~~/ sale	No. & % of shares/voting rights ~~acquired~~/sold	Receipt of allotment advice/acquisition of shares/sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase /public/ rights/preferential offer etc.)	No. & % of shares/voting rights post-~~acquisition~~/ sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
Anadha Enterprise Private Limited 3rd Floor, Reliance Energy Centre Santa Cruz East Mumbai 400 055 022 3032 7409	39,08,68,419 (29.10%)	27,08,68,419 (20.17%)	Transfer of shares on 22.02.07	24.02.07	Please Refer Note	12,00,00,000 (8.93%)	N.A.	N.A.	N.A.	N.A.	27,08,68,419	N.A.

Note :

Transfer of shares of Reliance Natural Resources Limited to AAA Power Systems (Global) Pvt. Ltd. pursuant to the Scheme of Arrangement, as sanctioned by the High Court of Judicature at Bombay vide order dated 4th August, 2006.

Place: Mumbai
Date : 26.02.2007

Reliance Natural Resources Limited

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(6) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to ~~acquisition~~/ sale	No. & % of shares/voting rights ~~acquired~~/sold	Receipt of allotment advice/acquisition of shares/sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase /public/ rights/preferential offer etc.)	No. & % of shares/voting rights post-acquisition/ sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
Bhavan Mercantile Private Limited 3rd Floor, Reliance Energy Centre Santa Cruz East Mumbai 400 055 022 3032 7409	17,73,72,835 (13.21%)	17,73,72,835 (13.21%)	Transfer of shares on 22.02.07	24.02.07	Please Refer Note	Nil	N.A.	N.A.	N.A.	N.A.	17,73,72,835	N.A.

Note :

Transfer of shares of Reliance Natural Resources Limited to AAA Power Systems (Global) Private Limited pursuant to the Scheme of Arrangement, as sanctioned by the High Court of Judicature at Bombay vide order dated 4th August, 2006.

Place: Mumbai
Date : 26.02.2007

Reliance Natural Resources Limited

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (1) and (6)]

Regulation 13(6) – Details of Acquisition 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. & % of shares/voting rights acquired	Date of receipt of allotment advice/ Date of acquisition– specify	Date of intimation to company	Mode of acquisition (market purchase/ public/ rights/preferential offer etc.)	Shareholding subsequent to acquisition/	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
AAA Power Systems (Global) Private Limited 3rd Floor, Reliance Energy Centre Santa Cruz East Mumbai 400 055 022 3032 7409	Nil	44,82,41,254 (33.37%)	Acquisition of shares on 22.02.07	24.02.07	Please Refer Note	44,82,41,254 Equity Shares	N.A.	N.A.	44,82,41,254	N.A.

Note :

Transfer of shares of Reliance Natural Resources Limited by Anadha Enterprise Private Limited and Bhava Merchantile Private Limited to AAA Power Systems (Global) Private Limited pursuant to the Scheme of Arrangement, as sanctioned by the High Court of Judicature at Bombay vide order dated 4th August, 2006.

Place: Mumbai
Date : 26.02.2007

Reliance Natural Resources Limited

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

END